

July 11, 2013

Via Email
Jayant Kadambi
Co-founder, Chairman of the Board, President and Chief Executive Officer
YuMe, Inc.
1204 Middlefield Road
Redwood City, CA 94063

> **Re:** **YuMe, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2013**
> **File No. 333-189772**

Dear Mr. Kadambi:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response, we may have additional comments.

General

1. We note that Apple informed developers that starting May 1, 2013 the App Store would no longer accept new apps or app updates that access a device's unique identifier (UDID). We note your disclosure on page 17 generally describing the risks to your business if anything prevents the proliferation of digital video advertisements or if there is any limitation on collecting and using data to deliver ads and the performance of these ads. Please revise your risk factor disclosure and other applicable sections of the prospectus such as the MD&A to specifically address this development by Apple and whether it signals a negative trend for the functionality of your products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email to
        Horace Nash, Esq.
        Fenwick & West LLP